UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For February 24, 2011

Commission File Number: 1-6702

NEXEN INC.

(Translation of registrant’s name into English)

801- 7th Avenue S.W.
Calgary, Alberta, Canada, T2P 3P7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXEN INC.
(Registrant)

Date: February 24, 2011	By:	/s/ C. James Cummings
		Name:	C. James Cummings
		Title:	Assistant Secretary

Form 6-K Exhibit Index

Exhibit Number	Description
99.1	Report of Third Party, DeGolyer and MacNaughton (selected International and Canadian Shale Gas properties), dated January 21, 2011.
99.2	Report of Third Party, McDaniel & Associates Consultants Ltd. (selected Canadian properties), dated January 27, 2011.
99.3	Report of Third Party, McDaniel & Associates Consultants Ltd. (Syncrude), dated January 27, 2011.
99.4	Report of Third Party, Ryder Scott Company L.P. (selected Gulf of Mexico properties), dated January 21, 2011.